DM

18008882

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-046630~~ 8-46630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2017 (MM/DD/YY) AND ENDING 09/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Entoro Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing
NOV 29 2018
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Woodway Drive, Suite 1100
(No. and Street)

Houston, Texas 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James C. Row 713-823-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Ste 300, Dallas, Texas 75231
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James C. Row, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Entoro Securities, LLC, as of November 28, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN M. BROWN
Notary Public, State of Texas
Comm. Expires 04-24-2022
Notary ID 131642295

Notary Public

Signature

James C. Row, Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2018

Entoro Securities, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2018

ENTORO SECURITIES, LLC

INDEX

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Entoro Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Entoro Securities, LLC (the Company) as of September 30, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, continued operating losses could impact the Company's regulatory capital and that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 28, 2018

We have served as the Company's auditor since 2016.

ENTORO SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2018

ASSETS

Assets		
Cash and cash equivalents	$	36,661
Accounts receivable		3,750
Prepaid expense		1,826
Total Assets	$	42,237

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	8,063
Payable to officer		875
Total Liabilities		8,938
Member's Equity		33,299
Total Liabilities and Member's Equity	$	42,237

The accompanying notes are an integral part of these financial statements.

ENTORO SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2018

Revenues:	
Broker Dealer Services	$ 38,000
Success Fee	3,750
Interest Income	90
Total Revenues	41,840
Operating Expenses	
Administrative Fees	1,159
Regulatory Fees	37,990
General and Administrative	141,493
Total Operating Expenses	180,642
Net Income (Loss)	$ (138,802)

The accompanying notes are an integral part of these financial statements.

ENTORO SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2018

Balances - September 30, 2017	$ 50,044
Cash Contributions	78,500
Contributions per Expense Sharing Agreement	43,557
Net Income (Loss)	(138,802)
Balances - September 30, 2018	$ 33,299

The accompanying notes are an integral part of these financial statements.

ENTORO SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (138,802)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Increase in Accounts Payable	3,554
Increase in Accounts Receivable	(3,750)
Decrease in Receivable from Affiliate	33,500
Increase in Payable to Affiliate	42,532
Increase in Prepaid Expenses	(123)
NET CASH PROVIDED (USED) FROM OPERATING ACTIVITIES	(63,089)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash provided (used) by investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	78,500
Distributions	-
NET CASH PROVIDED (USED) FROM FINANCING ACTIVITIES	78,500
Net Increase in Cash and Cash Equivalents	15,411
Cash and Cash Equivalents, beginning of year	21,250
Cash and Cash Equivalents, end of year	$ 36,661
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION	
Interest	$ -
Income Taxes	$ -
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITY	
Liabilities paid by Member	$ 43,557

The accompanying notes are an integral part of these financial statements.

ENTORO SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

1. **Business**:

Entoro Securities, LLC (the "Company) was incorporated in the state of Delaware on January 1, 2005. The Company was initially a registered direct participation program broker-dealer under the Securities Exchange Act of 1934 (the "Securities Act"). In late 2016 the Company modified its service offering from an open outcry bidding business for the energy sector to a proprietary internet bidding platform and a Regulation D offering platform for all industry sectors. With the added service offerings, the Company now has a broader service offering mostly in private placements, mergers and acquisitions, and digital financial assets. The Company is a wholly owned subsidiary of Entoro Capital, LLC (Parent).

Since January 2017 the Company started using an Expense Sharing Agreement with Entoro Capital, LLC whereby rent, overhead and salaries attributable to Entoro Securities are allocated proportionally.

2. **Summary of Significant Accounting Policies**:

Use of Estimates – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less or longer period Certificate of Deposits to be cash equivalents.

Revenue Recognition and Expenses – The Company generates revenue by providing dealer/manager services to affiliates. Revenue is recognized as earned. In accordance with the Expense Sharing Agreement, Entoro Capital allocates to the Company general and administrative costs based on a proportionate basis with the Company.

Investment banking fees from securities related transactions are recognized when transactions close or at settlement date and receivables are recorded at this time. Retainer fees are recorded and recognized as revenue in accordance with the terms contained in the written engagement agreements. In 2018, the Company accelerated its efforts on underwriting securities transactions on a best-efforts basis. Under these agreements, the Company will make the best effort to place the desired amount of the offering; however they are not required to fund the amount of the offering that is not placed.

Income Taxes – As a limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code and, accordingly, the accompanying financial statements do not reflect a provision for the Company for federal income taxes. The tax effect of the Company's transactions related to this entity is the responsibility of its sole member. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement. The Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2011.

The Company is subject to the Texas state margin tax and incurred $0 of margin taxes in fiscal year 2018.

Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with financial institutions that management believes are creditworthy.

3. **Net Capital**:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act, the Company is required to maintain a minimum net capital of $5,000 or 6.67% of aggregate indebtedness. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined by the Securities Act, shall not exceed 15:1. As of September 30, 2018, the excess net capital of the Company was $21,515. Its ratio of aggregate indebtedness to net capital was .34 to 1.

4. **Related Party Transactions**:

The company has payables to affiliated parties in the amount of $875 at September 30, 2018.

Additionally, total rent allocated from an affiliate for the year ended September 30, 2018 was $12,586. The company recorded $30,971 in other administrative fees associated with an expense sharing agreement with Entoro Capital, LLC. The company paid Entoro Capital an additional $30,000 for expense reimbursement which is included in general and administrative expenses.

5. **Going Concern:**

The Company is effectively a captive broker-dealer under Entoro Capital and relies upon the parent for any capital shortfall. Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that the Company will continue to receive capital infusions as necessary. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

SUPPLEMENTARY INFORMATION

ENTORO SECURITIES, LLC

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF SEPTEMBER 30, 2018

Member's Equity Qualified for Net Capital	$	33,299
Less Non-Allowable Assets:		
Accounts Receivable		(3,750)
Prepaid Expenses		(1,826)
Less Haircut's on Certificate of Deposit		(1,208)
Net Capital		26,515
Net Capital Requirement:		
The greater of $5,000, or 6 2/3% of aggregate indebtedness not to exceed 1,500% of net capital		5,000
Excess Net Capital	$	21,515

Aggregate Indebtedness	
Accounts Payable	$ 8,063
Payable to Officer	875
Total Aggregate Indebtedness	$ 8,938
Ratio of Aggregate Indebtedness to Net Capital	.34 to 1

Reconciliation of audited net capital with net capital reported in the Company's Form X-17A-5 (FOCUS Report, Part II) as of September 30, 2018:

Net capital as reported on unaudited FOCUS Report	$27,298
Increase in administrative expenses	(75)
Increase in capital contribution	500
Increase in haircuts on certificate of deposit	(1,208)
Net capital per audited report	$26,515

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Entoro Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Entoro Securities, LLC (the Company) identified provisions of 17 C.F.R. §15c3-3(k)(2)(i) (the exemption provisions) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
November 28, 2018

Entoro's Exemption Report

Entoro Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

____

Entoro Securities, LLC

I, James C. Row, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By:

James C. Row

Managing Partner

November 5, 2018